82-3277

Regulatory Announcement

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Free annual report [redacted]

RECEIVED
2005 DEC 28 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013514

SUPPL

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:00 14-Dec-05
Number	6442V

RNS Number:6442V
Tesco PLC
14 December 2005

Tesco PLC

DIRECTORS' SHAREHOLDINGS

ISA SCRIP DIVIDEND ENTITLEMENT

The Company was today informed that on 9 December 2005 the following Director became entitled to a Scrip dividend of 39 Ordinary shares of 5p each in the Company ISA, at a price of 326.50p per share:

Director	No of shares
R W P Brasher	39

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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PROCESSED
DEC 3 0 2005
THOMSON FINANCIAL

12/30

Regulatory Announcement

Go to market news section

RECEIVED
2005 DEC 28 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	09:35 14-Dec-05
Number	6351V

RNS Number:6351V
Tesco PLC
14 December 2005

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on Wednesday 14th December 5,278 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 5,278 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved